SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                            RMED International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74961F1058
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 John R. Houston
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                               2800 LaSalle Plaza
                               800 LaSalle Avenue
                           Minneapolis, MN 55402-2015
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                November 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 74961F1058                                                 Page 2 of 8


--------------------------------------------------------------------------------
         (1) Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                  National Presto Industries, Inc. (39-0494170)
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                     (a)   [ ]
                                                                     (b)   [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only


--------------------------------------------------------------------------------
         (4)      Source of Funds                                          OO


--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Wisconsin
--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power           0
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power         6,053,789  shares
Owned by          --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power      0          shares
ing Person        --------------------------------------------------------------
With              (10)     Shared Dispositive Power    0          shares

--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           6,053,789 shares
--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                           [ ]

--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)       61.2%


--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)              CO


--------------------------------------------------------------------------------

CUSIP No. 74961F1058                                                 Page 3 of 8


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01, of RMED International, Inc., a Colorado corporation ("RMED"). RMED's principal executive offices are located at P.O. Box 5200 Westport, Connecticut, 06881.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by National Presto Industries, Inc., a Wisconsin corporation (the "Reporting Person"). The Reporting Person's principal business is the manufacture and distribution of small electrical appliances and housewares, including comfort appliances, pressure cookers and canners, private label and premium sales products. The address of the Reporting Person's principal business and principal office is 3925 North Hastings Way, Eau Claire, Wisconsin, 54703-3703.

         The attached Schedule I is a list of the directors and executive officers of the Reporting Person, which contains the following information with respect to each such person: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named in
Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Presto Disposable Products, Inc. ("Presto Disposable Products"), a wholly-owned subsidiary of the Reporting Person, entered into that certain Asset Purchase Agreement, dated as of November 19, 2001, by and between Presto Disposable Products and RMED (the "Asset Purchase Agreement") and simultaneously closed the transactions contemplated thereby. Pursuant to the terms of the Asset Purchase Agreement, Presto Disposable Products purchased (the "Asset Sale") substantially all of the assets of RMED, including its two diaper-making machines, inventory and accounts receivable, but excluding certain trademarks and tradenames (the "Purchased Assets"). The consideration for the Purchased Assets was the assumption by Presto Disposable Products of the liabilities of RMED relating to the Purchased Assets. The Asset Purchase Agreement is attached hereto as an Exhibit and is incorporated herein by this reference.

         As an inducement to the Reporting Person causing Presto Disposable Products to enter into and close the transactions contemplated by the Asset Purchase Agreement, ten (10) shareholders of RMED (each a "Shareholder," and collectively, the "Shareholders") entered into Voting and Proxy Agreements, each dated as of November 16, 2001, with the Reporting Person.

CUSIP No. 74961F1058                                                 Page 4 of 8


Pursuant to the Voting and Proxy Agreements, the Shareholders have each granted the Reporting Person an irrevocable proxy to vote such Shareholder's Shares of RMED common stock in favor of the ratification of the Asset Sale at a special meeting of RMED called for such purpose.

         No capital of the Reporting Person is expected to be expended in connection with the exercise of its rights with respect to the Shares covered by the Voting and Proxy Agreements. The Voting and Proxy Agreements are attached hereto as Exhibits and are incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) Not applicable.

         (c)       See Item 3 above.

         (d) - (i) Not applicable.

         (j) Other than described above, the Reporting Person currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result and subject to the terms of the Voting and Proxy Agreements and the proxies granted pursuant thereto, the Reporting Person has the power to vote an aggregate of 6,053,789 Shares of RMED common stock for the limited purposes described in the Voting and Proxy Agreements. Such Shares constitute approximately 61.2% of the issued and outstanding shares of RMED common stock. Other than with respect to and in accordance with the provisions of the Voting and Proxy Agreements, the Reporting Person does not have the right to vote or direct the vote on any other matters, or to dispose or to direct the disposition of such Shares of RMED common stock.

         (c) Except as described herein, the Reporting Person has not effected any transaction in RMED common stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in Schedule I has effected any transaction in RMED common stock during the past sixty (60) days.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Other than the Asset Purchase Agreement and the Voting and Proxy Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of RMED, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 74961F1058                                                 Page 5 of 8


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

         3.1 Asset Purchase Agreement, dated November 19, 2001, by and between Presto Disposable Products, Inc. and RMED International, Inc.

         3.2 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Brenda Schenk.

         3.3 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Edward Reiss.

         3.4 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Jesse Greenfield.

         3.5 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Dr. Walter Fox.

         3.6 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Barry Bergsman.

         3.7 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and John Sarandon.

         3.8 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Russell Parker.

         3.9 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Robert Cetlin.

         3.10 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Todd Nelson.

         3.11 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Ira Mandel.

CUSIP No. 74961F1058                                                 Page 6 of 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2001                NATIONAL PRESTO INDUSTRIES, INC.


                                       /s/ James F. Bartl
                                   ---------------------------------------------
                                       James F. Bartl, Executive Vice President,
                                       Secretary, Resident Counsel and Director

CUSIP No. 74961F1058                                                 Page 7 of 8

                                   SCHEDULE I

             NAME, BUSINESS ADDRESS, PRESENT PRINCIPAL OCCUPATION OR
                 EMPLOYMENT AND CITIZENSHIP OF THE DIRECTORS AND
                            EXECUTIVE OFFICERS OF THE
                                REPORTING PERSON

         Unless otherwise indicated, the business address of each director and executive officer is 3925 North Hastings Way, Eau Claire, Wisconsin 54703. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

        NAME                      PRINCIPAL OCCUPATION; BUSINESS ADDRESS
        ----                      --------------------------------------

Richard N. Cardozo         Carlson Chair in Entrepreneurial Studies/Professor of
                           Marketing, University of Minnesota, located at 321
                           19th Avenue South, Minneapolis, Minnesota 55455

Patrick J. Quinn           Chairman and President, Ayres Associates, located at
                           3433 Oakwood Hills Parkway, P.O. Box 1590, Eau
                           Claire, Wisconsin 54702-1590.

James F. Bartl             Executive Vice President, Secretary and Resident
                           Counsel of the Reporting Person.

Michael J. O'Meara         Chairman of the Board and Directors, People's
                           National Bank, located at 2720 Golf Road, Eau Claire,
                           Wisconsin 54701.

Melvin S. Cohen            Chairman of the Board of the Reporting Person.

Maryjo Cohen               President and Chief Executive Officer of the
                           Reporting Person.

Randy F. Lieble            Chief Financial Officer and Treasurer of the
                           Reporting Person.

CUSIP No. 74961F1058                                                 Page 8 of 8


                                  EXHIBIT INDEX

         3.1 Asset Purchase Agreement, dated November 19, 2001, by and between Presto Disposable Products, Inc. and RMED International, Inc.

         3.2 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Brenda Schenk.

         3.3 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Edward Reiss.

         3.4 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Jesse Greenfield.

         3.5 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Dr. Walter Fox.

         3.6 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Barry Bergsman.

         3.7 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and John Sarandon.

         3.8 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Russell Parker.

         3.9 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Robert Cetlin.

         3.10 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Todd Nelson.

         3.11 Voting and Proxy Agreement, dated November 16, 2001, by and between National Presto Industries, Inc. and Ira Mandel.